19005827

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66448

SEC Mail Processing
FEB 27 2019
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Drake Star Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
950 THIRD AVENUE, SUITE 2001
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Bedrosian 212-508-7111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU ST., SUITE 1023	NEW YORK, NY	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GREGORY BEDROSIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ***Drake Star Securities LLC***, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] 02-22-2019
Signature

CEO + MANAGING PARTNER
Title

[signature]
Notary Public

STATE OF New York
COUNTY OF New York

TATIANA METAXAS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6368344
Qualified in Queens County
Certificate Filed in New York County and Kings County
My Commission Expires 12-11-2021

Sworn to (or affirmed) and subscribed before me this 22 day of Feb, 2019, by Gregory Bedrosian

[signature] Tatiana Metaxas
Notary Public's Signature Notary Name
My Commission Expires on 12-11-2021

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Drake Star Securities LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash and cash equivalents	$ 668,555
Accounts receivable	154,642
Due from parent	352,655
Loan to parent (Note 5)	206,321
Total assets	$ 1,382,174
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 28,512
Total liabilities	28,512
Commitments and Contingencies (Note 6)	
Member's Equity (Note 4)	1,353,662
Total liabilities and Member's Equity	$ 1,382,174

The accompanying notes are an integral part of this statement.

Note 1- Nature of Business

Drake Star Securities LLC (The "Company"), a Limited Liability Company, a wholly owned subsidiary of Drake Star Holding LLC (the "Parent") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic advisory services to technology, communications and media companies. Its primary services are private placement offerings and mergers and acquisitions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance

Note 2a- Summary of Significant Accounting Policies (continued)

obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition). Payment is due when services are performed.

b) ***Cash and Cash Equivalents***

The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

c) ***Income Taxes***

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2018 and February 8, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Related Party

The Company shares employee, office space, administrative and occupancy expenses with the Parent. The Company recognizes its shares of expenses by a formula determined by the Parent. For the year ended December 31, 2018, the Parent allocated approximately $6,940,219 of such expenses to the Company. Parent allocated approximately $3,762,635 of employee compensation, $387,842 for rent, $544,662 for travel and entertainment, $1,803,390 for professional fees, $333,780 for insurance, and office supplies for $107,910. These amounts are included in the statement of operations.

Note 4- **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2018, the Company's net capital of $640,043 was $635,043 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.45%.

Note 5- **Loans to/from Parent**

In 2014, the Company made a non-interesting bearing loan of $206,321 to its Parent for the purpose of securing a lease on office space at 950 Third Avenue. The Parent used the funds to provide the landlord a security deposit on such lease. The loan is to be repaid in full upon the expiration of the loan agreement. The term of the loan is for 5 years with an option to renew for an additional five years.

Note 6- **Commitments and Contingencies**

None Noted

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Drake Star Securities LLC
950 Third Avenue – Suite 2001
New York, NY 10022

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Drake Star Securities LLC, as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Drake Star Securities LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Drake Star Securities LLC's management. Our responsibility is to express an opinion on Drake Star Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Drake Star Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs, LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Drake Star Securities LLC's auditor since 2008.

New York, NY
February 11, 2019